StoneCastle Financial Corp.

EXHIBIT TO ITEM 77D

POLICIES WITH RESPECT TO SECURITY INVESTMENTS

Effective May 12, 2014, the Investment Objectives, Strategies and Policies of StoneCastle Financial Corp. were amended and are stated as follows:

Investment Objectives. Our primary investment objective is to provide stockholders with current income, and to a lesser extent capital appreciation, through preferred equity, subordinated debt and common equity investments in the U.S. community banking sector. See "Community Banking Sector Focus." To lesser extent, we may also invest in similar securities of larger U.S. domiciled banks and companies that provide goods and/or services to banking companies. Together with banks, we refer to these types of companies as banking-related and intend, under normal circumstances, to invest at least 80% of the value of our net assets plus the amount of any borrowings for investment purposes in such businesses. There can be no assurance that we will achieve our investment objectives.

Investment Strategy. We expect to create a portfolio of securities and investments focused on the bank sector, with an emphasis on community banks. We intend to direct investments in numerous issuers differentiated by asset sizes, business models and geographies. In addition, we may indirectly invest in securities issued by banks through structured securities and credit derivatives. We expect that these indirect investments would provide exposure to and focus on the same types of investments that we make in banking companies and accordingly would be complementary to our overall strategy and enhance the diversity of our holdings. We will seek to finance our portfolio primarily with the proceeds of this equity offering and future equity offerings. We may also incur leverage to the extent permitted by the Investment Company Act. See "Leverage". Although we normally seek to invest substantially all of our assets in banking-related securities, we reserve the ability to invest up to 20% of our assets in other types of securities and instruments.

Additionally, we may take temporary defensive positions that are inconsistent with our investment strategy in attempting to respond to adverse market, economic, political or other conditions. If we do so, we may not achieve our investment objective. We may also choose not to take defensive positions.